Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

September 29, 2023

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)

Post-Effective Amendment No. 106 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23793; 333-264478

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on September 15, 2023, with respect to the Amendment and the Trust’s proposed eleven new series, YieldMax AI Option Income Strategy ETF, YieldMax ROKU Option Income Strategy ETF, YieldMax SNOW Option Income Strategy ETF, YieldMax ZM Option Income Strategy ETF, YieldMax ADBE Option Income Strategy ETF, YieldMax NKE Option Income Strategy ETF, YieldMax ORCL Option Income Strategy ETF, YieldMax INTC Option Income Strategy ETF, YieldMax BIIB Option Income Strategy ETF, YieldMax BA Option Income Strategy ETF, and YieldMax TGT Option Income Strategy ETF (each, a “Fund,” and collectively, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

GENERAL

1.	Recently, the Staff has given you comments on several filings with similar options-based strategies tied to single stocks or funds. Comments previously given may apply here and should be considered when revising disclosure regardless of whether we give the comments below.

Response: The Trust so confirms.

2.	Please ensure the Trust’s name on the facing sheet is consistent with the EDGAR filer name.

Response: The Trust confirms that the Trust’s name will be consistently shown.

3.	Please provide a completed fee table prior to effectiveness.

Response: The Trust notes that a completed fee table is shown in Exhibit A. The fee table will be the same for all of the Funds.

4.	Please confirm that the costs of short sales are included in Other Expenses and reflected in the Fee table.

Response: The Trust can confirm that the short sales costs have been considered. There is no expectation of short sales related expenses to be incurred by the Funds and as such the Fees and Expenses Table is reflected accurately.

PRINCIPAL INVESTMENT STRATEGIES

5.	Please clarify in the disclosure the meaning of the phrase “maintaining the opportunity for exposure to the share price (i.e., the price returns) of the common stock” in light of the subsequent phrase “the Fund uses a synthetic covered call strategy to provide income and exposure to the share price returns of [underlying stock].”

Response: The foregoing phrases have been harmonized and, in light of the Trust’s responses to prior SEC comments for similar funds, will reflect that the Fund’s strategy provides “indirect” exposure to the underlying stock.

6.	Please delete the phrase “seek to” in both instances in the following sentences: “The Fund will seek to employ its investment strategy as it relates to [the underlying stock] regardless of whether there are periods of adverse market, economic, or other conditions and will not seek to take temporary defensive positions during such periods.

Response: The Trust confirms that the phrase has been deleted in both instances.

7.	Please clarify how investments are made based on the Adviser’s analysis.

Response: The Trust respectfully notes that, as reflected in Comment 1 above, the Funds’ principal investment strategies reflect revisions made in response to prior SEC comments for similar funds with options-based strategies tied to single stocks. The Trust further respectfully notes that the disclosures under the headings “The Fund’s Use of [Underlying Stock] Option Contracts” and “Synthetic Covered Call Strategy” state how investments are made based on the Sub-Adviser’s analysis.

8.	The Staff notes the disclosure that the “Fund’s options contracts provide exposure to the share price returns of [underlying stock].” Please reconcile that disclosure with the description of synthetic call, which states that the Fund does not own the underlying stock.

Response: The Prospectus has been revised to clarify that each Fund’s exposure to the underlying stock is indirect. In addition, an explanatory sentence has been added to the principal investment strategy section’s initial paragraph.

9.	In the “Synthetic Covered Call Strategy” description, clarify the phrase “seeks to participate.”

Response: The Prospectus has been revised to clarify the foregoing phrase.

10.	In the “Fund’s Monthly Distributions” description, explain what a “premium” is. Consider adding a summary of the disclosure on page 90.

Response: The Prospectus has been revised to clarify what a premium is.

11.	In the “Fund’s Return Profile vs [Underlying Stock]” description, please also disclose the extent to which the underlying stock has a history of paying dividends, that returns will not reflect the payment of dividends, and income generated by the income strategy may be less than the income generated by a direct investment because of the dividend. Consider disclosing AI’s current dividend payout here, or in an appropriate place in the registration statement.

Response: The Prospectus has been revised to add disclosure indicating that the underlying stock may pay dividends, that the Fund’s returns will not include such dividends, income generated by the Fund may be less than the income generated by a direct investment the underlying stock. However, the Trust respectfully declines to include the dividend history of each underlying stock. The Trust believes that including such data might add unnecessary complexity and potentially confuse investors. Further, including dividend history could be misinterpreted as a suggestion that future dividends are guaranteed or predictable based on past patterns.

12.	With respect to the statement that “[t]he combination of these investment instruments provides investment exposure to [the underlying stock] equal to at least 100% of the Fund’s total assets,” clarify that it refers to notional value, and explain in plain English what this is. In doing so, the disclosure should clarify how this disclosure is reconciled with the following risk disclosure: “To comply with the asset diversification test applicable to a RIC, the Fund will attempt to ensure that the value of options it holds is never 25% of the total value of Fund assets at the close of any quarter.”

Response: The Prospectus has been revised to clarify the foregoing.

13.	For all of the Funds, please disclose the rule 35d-1 test the 80% in the underlying stock or in securities of similar characteristics.

Response: The Trust respectfully declines to make the foregoing changes, as the Trust respectfully disagrees that the Funds’ names are subject to the Names Rule as currently in effect. The Trust will be reviewing the recently adopted amendments to Rule 35d-1 and will ensure that the Funds are in compliance with such amendments, if applicable, by the compliance date.

14.	For the YieldMax AI Option Income Strategy ETF, disclose the risk of the underlying stock being small cap.

Response: The Trust respectfully declines to include such small cap risk. The underlying stock, C3.AI, now has a market value of over $3 billion.

15.	With regard to each of the underlying stocks, represent to the SEC that the company is exchange listed, has been for one year, and discloses a market cap in excess of $75 million.

Response: The Trust hereby represents to the Staff that regarding each of the underlying stocks, each company is exchange listed, has been for one year, and discloses a market cap in excess of $75 million.

16.	The prospectus should not say that it has not made due diligence inquiries of the underlying companies, as that statement is overbroad and inconsistent with an adviser’s fiduciary duty.

Response: The Trust respectfully declines to delete the foregoing statement as it is both factually accurate and consistent with the Adviser’s fiduciary duty. That is, the statement is intended to disclose that the Adviser, et. al., were not involved in the preparation of the underlying stock’s offering documentation. To avoid potential misunderstandings, that statement has been revised to clarify its connection with the immediately preceding sentence, which relates to the preparation of the offering documents of the underlying security.

17.	In an appropriate location, consider adding suitability-related disclosure that explains what the product is designed to do, why it was designed, and the purposes that investors should use it for.

Response: The Trust respectfully notes that such disclosure is already included in the Prospectus. In particular, see the principal investment strategies disclosure under “Why invest in the Fund?”

18.	Please supplementally explain to the Staff how the Fund’s intended strategy are, and will be consistent with Rule 140 and the Morgan Stanley no-action letter.

Response: With respect to Rule 140 of the Securities Act of 1933, as amended (the “1933 Act”), no underlying issuer should be considered a co-registrant of a Fund under Rule 140. Rule 140 provides:

“A person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities . . . to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of section 2(11) of the [1933 Act].”

Rule 140 applies only to the extent that the “chief part” of a company’s business consists of selling its securities and utilizing the proceeds to purchase the securities of a single issuer or affiliated issuers. Rule 140 does not set forth any standard for identifying the “chief part” of the issuer’s business. However, the Staff has provided that “chief part” indicates an investment of greater than 45% of a fund’s assets in the securities of a particular issuer.1 A Fund will not invest over 45% of its assets in the securities of the underlying issuer. Each Fund is investing in options that reference a particular issuer, not directly in the securities of such issuer. As indicated in Exhibit A, a portion of each Fund’s assets will be used to invest in options contracts that reference the underlying issuer, and the remaining net assets of the Fund will be invested in U.S. Treasury securities. Each Fund’s investments will be below the 45% threshold previously detailed by the Staff. In addition, no Fund will purchase any securities directly from the underlying issuer and therefore will not participate in a distribution of underlying issuer shares.

Regarding the Morgan Stanley & Co., Inc. No-Action Letter (May 21, 1996) (the “MS Letter”), the Trust has reviewed the MS Letter as it applies to reference underlying securities issuer (“Reference Asset Securities”) and believes that it should apply to the Funds. The MS Letter provides conditions to determine whether complete financial and non-financial information regarding Reference Asset Securities is required to be disclosed.2

Specifically, the MS Letter provides that “complete disclosure is not required to be set forth in the filings of the issuer of securities investing in Reference Asset Securities where there is sufficient market interest and publicly available information regarding the issuer of the Underlying Securities.” The MS Letter then concluded that sufficient market interest and publicly available information exists where the Reference Asset Securities: (1) has a class of equity securities registered under Section 12 of the Exchange Act of 1934, as amended (the “1934 Act”); and (2) is either (i) eligible to use Form S-3 or F-3 under the Securities Act of 1933, as amended (the “1933 Act”) for a primary offering of non-investment grade securities or (ii) meets the listing criteria that an issuer of the Reference Asset Securities would have to meet if the issuer of securities investing in the Reference Asset Securities was to be listed on a national securities exchange as equity linked securities.

In this regard, if sufficient market interest and publicly available information is deemed to be available for the Reference Asset Securities, the MS Letter provides that the issuer may include abbreviated disclosure about the issuer of the Reference Asset Securities primarily by referencing disclosure that is separately available in its registration statement under the 1933 Act and periodic reports under the 1934 Act. As set forth in the MS Letter, abbreviated disclosure should include at least: (1) a brief discussion of the business of the issuer of the underlying securities; (2) disclosure about the availability of information with respect to the issuer of the Reference Asset Securities; and (3) certain information concerning the market price of the Reference Asset Securities.

An investor’s return on any Fund’s securities depends principally on the market performance of the reference asset of that Fund’s options contracts.3 The Trust acknowledges that full and fair disclosure about each underlying issuer is material to an investor in such Fund. However, the Trust believes that there is sufficient market interest and publicly information regarding each of the underlying issuers, consistent with the MS Letter, such that financial and non-financial information regarding any specific underlying issuer should not be required in the Registration Statement. Specifically, each underlying issuer is registered under Section 12 of the 1934 Act and are eligible to file on registration statements on Form S-3. Accordingly, pursuant to the parameters enumerated in the MS Letter, there is deemed to be sufficient market interest and publicly available information and each Fund may include abbreviated disclosure in its Registration Statement as it relates to its specific underlying issuer. Each Fund believes that disclosure regarding the underlying reference asset beyond the information that is required of the MS Letter is unnecessary as there is sufficient market interest and publicly available information regarding each underlying issuer for investors to evaluate the character of the Fund’s securities properly and fully. The Funds note that this approach is identical with that of other investment companies that are now in the market that seek exposures to common shares of a single issuer.4

1        See FBC Conduit Trust I, SEC No-Action Letter (Oct. 6, 1987).

2        In the MS Letter, the Division of Corporate Finance provided that “complete financial statement and non-financial statement disclosures regarding the issuer of Underlying Securities is material to investors at the time of both the initial sale of the Exchangeable securities and on a continuous basis thereafter . . . . Since an investor’s return on Exchangeable Securities depends materially on the market performance of the Underlying Securities, holders of the Exchangeable Securities should be provided with full and fair disclosure about the issuer of the Underlying Securities.”

3        The Funds note that the securities in the MS Letter were both optional or mandatory and could be settled for the specific equity security or the cash value thereof. In this regard, the Funds do not believe that such securities are materially different in character than the Funds’ options contracts.

4        See Investment Managers Series Trust II Post-Effective Amendment No. 333 (File No. 333-191476) (July 11, 2022); Innovator ETFs Trust Post-Effective Amendment No. 827 (File No 333-146827) (July 15, 2022); Precidian ETFs Trust Post-Effective Amendment No. 49 (File No. 333-171987) (June 14, 2017); Direxion Shares ETF Trust Post-Effective Amendment No. 356 (File No. 333-150525) (July 25, 2022); and GraniteShares ETF Trust Post-Effective Amendment No. 33 (File No. 333-214796) (July 28, 2022).

19.	With respect to the “AI trading risk” disclosure, consider disclosing the historical volatility of AI shares, along with what it means, and why it is relevant. Further, the AI trading risk disclosure is similar to each of the other underlying issuers. Please review the risk disclosure of each underlying issuer to ensure that the disclosure is tailored to each underlying issuer’s risk by a direct investment in that issuer.

Response: The Trust respectfully notes that the trading risk for each underlying stock is indeed similar. However, the Prospectus also discloses additional risks tailored to each underlying issuer. The Trust respectfully declines to disclose the historical volatility of the underlying stocks. Historical data may not necessarily be indicative of future volatility or performance. Further, including historical volatility could be misconstrued by investors as a guarantee or prediction about future volatility.

The Trust has reviewed the risk disclosure of each underlying issuer to ensure that the disclosure is tailored to each underlying issuer’s risk by an indirect direct investment in that issuer.

20.	If the Fund’s high portfolio turnover rate risk is due to rolling, please disclose.

Response: The Prospectus has been revised to disclose the Fund’s high portfolio turnover risk is due to rolling.

21.	The “NKE Trading Risk” disclosure references “technology companies,” please tailor the disclosure to NKE.

Response: The reference to technology in the aforementioned paragraph was inadvertent, and the disclosure has been revised to reflect NKE-related risk.

22.	Please clarify the description of what Oracle Corporation does to the extent possible.

Response: The Prospectus has been revised to clarify the description of what Oracle Corporation does.

23.	For industry risk related to Intel Corporation, disclose the risk of semiconductor industry risk to the extent not already done.

Response: The Prospectus has been revised to bolster the risk disclosure with respect to the semiconductor industry.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

Michael Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.99%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.99%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$101	$315